Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Six Months Ended
	May 31,
	2011		2010
Net income	$358		$427
Income tax expense (benefit), net	3		(16)

Income before income taxes	361		411

Fixed charges
Interest expense, net	177		195
Interest portion of rent expense (a)	10		11
Capitalized interest	12		13

Total fixed charges	199		219

Fixed charges not affecting earnings
Capitalized interest	(12)		(13)

Earnings before fixed charges	$548		$617

Ratio of earnings to fixed charges	2.8	x	2.8	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.